SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-36349

                  MediWound Ltd.
 (Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by MediWound Ltd. (the “Company”):

1.          Notice of Annual General Meeting of the Company’s Shareholders and Proxy Statement, dated May 17, 2017, to be mailed to the shareholders of the Company in connection with the Annual General Meeting of the Company’s Shareholders, which is scheduled to be held on June 22, 2017 (the “Meeting”), annexed as Exhibit 99.1 hereto.

2.          Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: May 17, 2017	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial and Operations Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Extraordinary General Meeting and Proxy Statement, dated May 17, 2017, in connection with the Annual General Meeting of Shareholders of the Company scheduled to be held on June 22, 2017.

99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Company’s Annual General Meeting of Shareholders scheduled to be held on June 22, 2017.